Alamos Gold Inc.	Suite 2010, 120 Adelaide Street West Toronto, Ontario Canada M5H 1T1 Telephone: (416) 368-9932 1-866-788-8801 Website: www.alamosgold.com Trading Symbol: TSX:AGI

Wednesday, May 9, 2007	For Immediate Release

Alamos Gold Inc. Reports First Quarter 2007 Financial Results

Toronto, Ontario - Alamos Gold Inc. (TSX: AGI) (“Alamos” or the “Company”) announces that it has released its financial results for the first quarter of 2007. The unaudited consolidated interim financial statements are included herein, and together with the accompanying financial statement notes and management’s discussion and analysis for the three-month periods ended March 31, 2007 and 2006 will be available under the Company’s name at www.sedar.com.

All amounts are unaudited and in United States dollars, unless otherwise stated. Refer to the Cautionary Non-GAAP Statements section at the end of this release for a discussion of the non-GAAP measures used by the Company.

First Quarter 2007 Highlights:

During the three-month period ended March 31, 2007, the Company:

▪

Recognized net earnings of $1.2 million ($0.01 per share), compared to $0.6 million ($0.01 per share) in the first quarter of 2006.

▪

Reported cash flows from operating activities of $3.4 million, compared to $0.5 million in the first quarter of 2006.

▪

Sold 27,200 ounces of gold at an average realized price of $623 per ounce of gold for gold sales revenues of $17 million.

▪

Produced 25,310 ounces of gold at a cash operating cost of $332 per ounce of gold sold (total cash cost inclusive of royalties of $364).

▪

Announced revised proven and probable reserves totaling 2.1 million contained ounces of gold incorporating the Estrella Pit and the Escondida and El Salto/Mina Vieja project areas.

▪

Reported a 70% increase in resources at the Escondida project area to 615,000 contained ounces of gold.

▪

Realized a cash margin per ounce of gold sold of $259.

Financial Highlights

A summary of the Company’s financial results for the three-month periods ended March 31, 2007 and 2006 is presented below:

	Q1 2007	Q1 2006	% Change

Cash provided by operating activities before changes in non-cash working capital (000) (1)	$4,940	$3,542	39%
Changes in non-cash working capital (000)	($1,523)	($3,067)	51%
Cash provided by operating activities (000)	$3,417	$475	619%

Earnings before income taxes (000)	$2,023	$873	132%
Net earnings (000)	$1,189	$573	108%
Earnings per share – basic and diluted	$0.01	$0.01	-
Weighted average number of common shares outstanding - basic - diluted	93,726,000 96,523,000	79,736,000 86,164,000

(1)

A non-GAAP measure calculated as cash provided by operating activities as presented on the consolidated statements of cash flows and adding back changes in non-cash working capital.

The Company recognized earnings before income taxes of $2.0 million in the first quarter of 2007 compared with $0.9 million in the same period of 2006. Net earnings after income taxes increased 108% to $1.2 million in the three months ended March 31, 2007 compared to $0.6 million in the comparable period of 2006.

Results of Operations

Gold production at the Mine in the first quarter of 2007 was 25,310 ounces of gold in dore and gold sales were 27,200 ounces. Gold production of 20,950 ounces and gold sales of 22,670 ounces in the first quarter of 2006, were lower as the Company was in a pre-commercial phase. All reported Mine production is subject to final refinery settlement.

The table below outlines key quarterly production indicators during the first quarter of 2007 compared with the first quarter of 2006 and the 2006 year:

Production summary	Q1 2007 (3 months)	Q1 2006 (3 months) (1)	2006 (12 months)

Gold production-ounces (2)	25,310	20,950	101,170

Ore mined – tonnes	1,035,000	1,166,000	4,577,000
Waste mined – tonnes	2,321,000	2,198,000	10,357,000
Total tonnes mined	3,356,000	3,364,000	14,934,000

Tonnes of ore crushed	1,050,000	332,000	3,452,000

Tonnes of ore mined per day	11,400	13,100	12,600
Tonnes of ore crushed per day (1)	11,500	6,400	11,500

Waste-to-ore ratio	2.24	1.89	2.26

Grade (g/t Au)	1.73	1.47	1.66

(1)

Tonnes of ore crushed per day for Q1 2006 reflects the results of March 2006 only as the crushing and conveying system was successfully commissioned in February 2006.

(2)

Q1-2006 reported gold production has been adjusted to reflect final settlement amounts. Q1-2007 and 2006 reported gold production is subject to final settlement.

Gold production increased 21% in the first quarter of 2007 compared to the prior year period. During the first quarter of 2006, the Company was in a pre-commercial phase stacking un-crushed run-of-mine and colluvial material on the leach pad. Gold recoveries from un-crushed material are lower than recoveries of ore crushed to the optimal discharge size of 80% passing 3/8th of an inch.

The table below compares costs in the first quarter of 2007 to the first quarter of 2006 and the 2006 year:

Costs per tonne summary	Q1 2007 (3 months)	Q1 2006 (3 months)	2006 (12 months)
Mining cost per tonne of ore and waste	$1.31	$1.29	$1.12

Waste-to-ore ratio	2.24	1.89	2.26

Mining cost per tonne of ore	$4.25	$3.71	$3.66
Crushing cost per tonne of ore	$2.23	$2.28	$1.84
Processing cost per tonne of ore	$2.16	$1.45	$1.85
Administration cost per tonne of ore	$1.11	$1.22	$1.10

Total cost per tonne of ore	$9.75	$8.66	$8.45

Total cost per tonne of ore increased approximately 13% in the first quarter of 2007 compared to the same period in 2006. This increase in total cost per tonne of ore is attributable primarily to higher mining and processing costs.

Mining cost per tonne of ore and waste was $1.31 in the first quarter of 2007, consistent with the comparable period of 2006. Mining costs in the three-month period ended March 31, 2007 included significant costs related to scheduled maintenance on the Company’s mobile equipment fleet. Mining cost per tonne of ore and waste is budgeted to steadily decrease throughout 2007 as the volume of ore and waste mined increases.

Mining cost per tonne of ore in the first quarter of 2007 was $4.25 or 15% higher than in the first quarter of 2006. This increase is due to higher budgeted maintenance costs in 2007 and a higher waste-to-ore ratio. The waste-to-ore ratio in the first quarter of 2007 was 2.24 or 19% higher than in the three-month period ended March 31, 2006.

Crushing cost per tonne of ore in the first quarter of 2007 of $2.23 is consistent with the prior period.  In the first quarter of 2007, the Company crushed 1,050,000 tonnes of ore compared with 332,000 tonnes in the same period of 2006 as the crusher only became operational in February of 2006. The number of crushed tonnes remains below budgeted levels of 15,000 tonnes of crushed ore per day, or 1,350,000 tonnes of crushed ore per quarter. The Company was able to reduce the crusher discharge size in the first quarter of 2007 to approximately 7/16th of an inch, however, the focus on crushed ore size resulted in lower crusher throughput. Crusher performance is expected to improve with the implementation of an additional crusher between the existing primary and secondary crusher. This new crusher is expected to result in smaller diameter feed into the existing secondary and tertiary crushers, which should produce a more consistent final crushed ore product and provide additional capacity. The new crusher is expected to be operational in June 2007. Higher crusher throughput should result in lower crushing cost per tonne.

Processing cost per tonne of ore in the first quarter of 2007 increased 49% over prior period levels. Processing costs include expenditures incurred with respect to the leach pad, gold recovery plant and refining activities. The significant cost increase in the three-months ended March 31, 2007 compared with the same period of 2006 is primarily attributable to increased consumption of lime and cyanide. The increase in lime consumption is due to higher levels of sulphide ore stacked in the first quarter of 2007 as additional lime is required to balance the ph level of the leach pad. Cyanide consumption increased in the first quarter of 2007 as cyanide application rates were increased to improve leach pad performance. Subsequent testing revealed that elevated cyanide application rates contributed to quicker gold recovery, but did not increase the ultimate level of gold recovery over time. As a result, higher cyanide application rates were discontinued, and lower cyanide consumption is expected for the remainder of 2007. Another factor contributing to higher cyanide costs in the first quarter of 2007 is that the per unit cost of cyanide to the Company has increased approximately 24% since the comparable period of 2006. The increases in processing costs are expected to be partially offset by budgeted cost improvements through the mechanization of the ore-stacking and lime-application processes.

Administration cost per tonne of ore in the first quarter of 2007 was $1.11 compared with $1.22 in the same period of 2006. The decrease in administration cost per tonne of ore is due primarily to lower road maintenance costs at the Mine.

Mine operating costs allocated to ounces sold are summarized in the table below for the periods indicated:

	Q1 2007	Q1 2006	% Change

Gold production – ounces (1)	25,310	20,950	21%
Gold sales – ounces	27,200	22,670	20%

Cash operating costs (000)(2)	$9,019	$6,975	29%
- Per ounce sold	$332	$308	8%

Royalties and production taxes (000)(3)	$892	-	N/A
Total cash costs (000)(4)	$9,911	$6,975	42%
- Per ounce sold	$364	$308	18%

Amortization (000)	$2,455	$1,931	27%
Accretion of asset retirement obligations (000)	$44	$38	16%
Total production costs (000)(5)	$12,410	$8,944	39%
- Per ounce sold	$456	$394	16%

- Realized gold price per ounce	$623	$551	13%
- Realized cash margin per ounce (6)	$259	$243	7%

(1)

Q1-2007 reported gold production is subject to final settlement.

(2)

Cash operating costs is a non-GAAP measure which includes all direct mining costs, refining and transportation costs and by-product credits. Cash operating costs is equivalent to mining and processing costs as reported in the Company’s financial statements.

(3)

Production royalties are included as of April 1, 2006 at 5% of net precious metals revenues (as determined in accordance with the royalty agreement).

(4)

Total cash costs is a non-GAAP measure which includes all cash operating costs and royalties and production taxes. Total cash costs is equivalent to mining and processing costs and royalties as reported in the Company’s financial statements.

(5)

Total production costs is a non-GAAP measure which includes all total cash costs, amortization, and accretion of asset retirement obligations. Total production costs is equivalent to mining and processing costs, royalties, amortization and accretion of asset retirement obligations as reported in the Company’s financial statements.

(6)

Realized cash margin per ounce is a non-GAAP measure which is calculated as the difference between the Company’s gold sales and mining and processing and royalty expenses as reported in the Company’s financial statements.

Cash operating cost per ounce of gold sold was $332 in the first quarter of 2007 compared to $308 in the first quarter of 2006 and $294 for the year ended December 31, 2006. Cash operating costs in the first quarter were adversely affected by higher mining and processing costs and a high waste-to-ore ratio for expansion ore availability.

Lower recoveries from coarsely crushed overliner and high-grade, low recovery material that was stacked on the leach pad in late 2006 and early 2007 also contributed to higher per ounce costs.

Gold recovery rates are sensitive to crush size with finer crushed material yielding higher recovery. The optimal crush size is 80% passing 3/8th of an inch. During the first quarter of 2007, the Company achieved an average size of crushed ore stacked on the leach pad of 80% passing 7/16th of an inch. This represented an improvement from the fourth quarter of 2006 when the average crusher discharge size approximated 80% passing one-half of an inch. The new crusher that is in the process of being installed is expected to assist the Mine in achieving the optimal crush size and increased throughput.  Continuing to reduce crush size is expected to improve gold recoveries, which is expected to result in increased gold production and reduced cash operating costs per ounce.

During the first quarter of 2007, the Company conducted a comprehensive test of a section of the leach pad to evaluate leach pad performance to date. The test was conducted on an area of the leach pad consisting of fine crushed material that had been under leach for 115 days. This section of the leach pad was trenched to a depth of five meters, visually inspected to assess percolation, and samples were obtained for analysis. The samples derived from the leach pad were assayed and bottle roll tests were conducted to evaluate future probable gold extraction rates. The results of this testing were positive as the Company was able to conclude that there were no percolation, segregation or channeling issues in this area of the pad. Further, analysis of the crushed ore samples revealed that approximately 80% of the expected recoverable gold had been recovered within the first 115 days of leaching, and recovery of the additional 20% is probable over time. Additional testing of other sections of the leach pad is ongoing.

Investment in Mineral Property, Plant and Equipment

Cash invested in mineral property, plant and equipment for the three-month period ended March 31, 2007 is as follows:

Investments in:	Q1 2007 ($000)
Mineral property and mine development	407
Mining equipment	23
Crusher and conveyor	1,052
Leach pad expansion	914
Other mine infrastructure	549
Office and computer equipment	16
Cash invested in mineral property, plant and equipment	2,961

Capital projects in the first quarter of 2007 were focused on the installation of the new crusher, leach pad expansion, an additional storm water pond, treatment pond and improvements to mine infrastructure.

The Company is in the process of installing an additional crusher between the existing primary and secondary crushers. This investment is expected to reduce crusher discharge size to the optimal level and increase crusher throughput capacity. The Company spent $0.4 million to acquire the crusher and transport it to the mine site. An additional $1.2 million is budgeted for electrical, engineering and related installation work, and will be incurred in the second quarter of 2007.  The Company also invested in excess of $0.6 million in the first quarter on its planned overland conveyor stacking system, which will eliminate truck loading of the leach pad. It is anticipated that this project will reduce leach pad costs, and increase mobile equipment availability as these trucks can be used elsewhere within the Mine.

Leach pad expansion activities cost $0.9 million in the first quarter of 2007. An additional $0.2 million is budgeted to complete the leach pad expansion and is expected to be incurred in the second quarter of 2007.

The Company also invested in excess of $0.5 million on general mine site infrastructure projects during the first quarter of 2007. These expenditures were incurred to improve the Company’s existing laboratory facilities, truck shop, warehouse, fuel station and process plant.

Exploration and Mine Development Activities

Exploration activities in 2007 are focused primarily on near-mine resource-definition projects at Gap and San Carlos and regional exploration at Bajios, Cerro Pelon and Puerto del Aire.

During the first quarter of 2007, the Company invested $658,000 in exploration activities, of which approximately $250,000 was incurred in relation to surface exploration drilling at Gap. The Gap area is currently the Company’s highest priority exploration target as it has similar geologic characteristics to the high-grade Escondida Hanging Wall Zone.

A large, blind area of concealed silica alteration has been identified in the Gap area that hosts both high-grade and thick lower-grade gold intercepts. Silica alteration has been encountered in all but two drill holes to date, delineating an area approximately 500 meters long by 150 meters wide, and up to 110 meters thick. Mineralization at the Gap area is continuous with El Victor, with 1,100 meters of strike length identified to date to the trend of mineralized intercepts from El Victor through Gap. An additional 250 meters of strike length remains to be explored until the Escondida deposit is encountered.

Drilling to date consists of 17 inclined reverse-circulation  holes on 50 meter centers (3,848 meters), stepping out to the west from previous El Victor/Gap intercepts. Drilling has resulted in the identification of several high-grade gold intercepts.

The El Victor resource estimate is on track for the second half of 2007. All drill holes have been processed and assays received. A total of 137 surface and underground holes representing 12,800 meters were drilled in total.

The exploration budget for 2007 of $5.8 million includes $0.5 million for resource expansion at El Victor and Puerto del Aire and $1.7 million for resource expansion activities at Gap. The remaining $3.6 million will primarily be invested in exploration drilling activities at Bajios, San Carlos, Cerro Pelon, El Realito and El Carricito.

Outlook

Gold production is expected to increase consistently throughout the 2007 year. Monthly gold production in the first quarter of 2007 increased from 7,000 ounces in January to over 10,000 ounces in March. Gold production for the month of April 2007 was in excess of 10,000 ounces. The Company believes that this level of production is sustainable for the remainder of the second quarter of 2007, but expects a substantial increase in gold production in the third and fourth quarters of 2007. Additional investments in capital equipment, specifically, the additional crusher is expected to ensure the Company meets and exceeds its targeted throughput rates of 15,000 crushed tonnes of ore per day at or below the optimal crusher discharge size.

The Company plans to release a resource estimate on the El Victor project in the second half of 2007.

The Company expects to receive the results of a milling trade-off study in the second quarter of 2007. Following review of this independent report, the Company intends to evaluate its options with respect to mill processing Escondida ore and high grade areas of the Estrella deposit.

Cautionary Non-GAAP Statements

The Company believes that investors use certain indicators to assess gold mining companies. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP. “Cash flow from operating activities before changes in non-cash working capital” is a non-GAAP performance measure which could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in non-cash working capital to “Cash provided by (used for) operating activities” as presented on the Company’s consolidated statements of cash flows. “Mining cost per tonne of ore” is a non-GAAP performance measure which could provide an indication of the mining and processing efficiency and effectiveness at the Mine. It is determined by dividing the relevant mining and processing costs by the tonnes of ore processed in the period. “Cost per tonne of ore” is usually affected by operating efficiencies and waste-to-ore ratios in the period. “Cash operating cost per ounce” and “total cash cost per ounce” as used in this analysis are non-GAAP terms typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. These non-GAAP terms are also used to assess the ability of a mining company to generate cash flow from operations. There may be some variation in the method of computation of “cash operating cost per ounce” as determined by the Company compared with other mining companies. In this context, “cash operating cost per ounce” reflects the cash operating cost allocated from in-process and dore inventory associated with ounces of gold sold in the period. “Cash operating cost per ounce” may vary from one period to another due to operating efficiencies, waste-to-ore ratios, grade of ore processed and gold recovery rates in the period. “Total cash cost per ounce” includes “cash operating cost per ounce” plus applicable cash royalties.

Conference Call:

Live Conference Call:

Local Access: 416-695-5261

Toll-Free Access: 1-877-888-3855

Instant Replay Access information:

Local Access: 416-695-5275

Toll-Free Access: 1-888-509-0081

Passcode: 644022

Expiry Date: May 24th,  2007

Alamos common shares are traded on the Toronto Stock Exchange under the symbol “AGI” and convertible debentures under the symbol “AGI.DB”.

FOR FURTHER INFORMATION PLEASE CONTACT:

John A. McCluskey	Victoria Vargas
President and Chief Executive Officer	Investor Relations
Tel: 416-368-9932 x203	Tel: 416-368-9932 x201
Email: vvargas@alamosgold.com

__________________________________________________________________________________________

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact included in this release, including without limitation statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Alamos, are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to mining and processing of mined ore, achieving  projected recovery rates, anticipated production rates and mine life, operating efficiencies, costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements."  Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements.

There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Alamos’ expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled “Risk Factors” in Alamos’ Annual Information Form. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

ALAMOS GOLD INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited - stated in thousands of United States dollars)

	March 31, 2007	December 31, 2006
A S S E T S
Current Assets
Cash and cash equivalents	$5,271	$4,878
Restricted cash	-	78
Amounts receivable	7,166	6,368
Advances and prepaid expenses	1,085	1,314
Available-for-sale securities	1,174	1,174
Inventory	30,850	29,549
	45,546	43,361
Mineral property, plant and equipment	115,966	113,850
	$161,512	$157,211
L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities	$5,683	$5,761
Bank loan	3,000	3,000
Current portion of capital lease obligations	1,700	1,700
	10,383	10,461
Capital lease obligations	6,007	6,277
Convertible debenture	1,102	1,092
Future income taxes	3,700	1,000
Employee future benefits	431	350
Asset retirement obligations	2,692	2,640

S H A R E H O L D E R S’ E Q U I T Y
Share capital	159,202	158,971
Convertible debenture	293	297
Contributed surplus	4,130	3,740
Deficit	(26,428)	(27,617)
	137,197	135,391
	$161,512	$157,211

ALAMOS GOLD INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Unaudited - stated in thousands of United States dollars, except per share amounts)

	For the three-month periods ended
	March 31,	March 31,
	2007	2006
OPERATING REVENUES
Gold sales	$16,958	$12,490

OPERATING EXPENSES
Mining and processing	9,019	6,975
Royalties	892	-
Amortization	2,455	1,931
Exploration	593	406
Corporate and administrative	872	715
Stock-based compensation	438	140
Accretion of asset retirement obligations	44	38
Employee future benefits	87	-
	14,400	10,205
EARNINGS FROM OPERATIONS	2,558	2,285

Interest income	64	65
Interest expense	(291)	(783)
Financing charges	-	(140)
Accretion of convertible debenture discount	(15)	(485)
Foreign exchange loss	(176)	-
Other loss	(117)	(69)
Earnings before income taxes for the period	2,023	873
Income taxes
- Current	(134)	-
- Future	(700)	(300)
Net earnings and comprehensive income for the period	$1,189	$573

Earnings per share (Note 16)
– basic and diluted	$0.01	$0.01

Weighted average number of common shares outstanding (Note 16)
- basic	93,726,000	79,736,000
- diluted	96,523,000	86,164,000

ALAMOS GOLD INC.

CONSOLIDATED STATEMENTS OF DEFICIT

(Unaudited - stated in thousands of United States dollars)

	For the three-month periods ended
	March 31,	March 31,
	2007	2006

Deficit - beginning of period	($27,617)	($23,603)
Net earnings for the period	1,189	573
Deficit - end of period	($26,428)	($23,030)

ALAMOS GOLD INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited - stated in thousands of United States dollars)

	For the three-month periods ended
	March 31,	March 31,
	2007	2006
Cash provided by (used for):

Operating Activities
Net earnings for the period	$1,189	$573

Adjustments for items not involving cash:
Amortization	2,455	1,931
Accretion of asset retirement obligations	44	38
Employee future benefits	87	-
Foreign exchange loss (gain) on convertible debenture	12	(65)
Future income taxes	700	300
Accretion of convertible debenture discount	15	485
Amortization of deferred financing charges	-	140
Stock-based compensation	438	140
Changes in non-cash working capital:
Fair value of forward contracts	119	243
Amounts receivable	(798)	(447)
Inventory	(903)	(1,992)
Prepaid expenses	229	(54)
Accounts payable and accrued liabilities	(170)	(817)
	3,417	475
Investing Activities
Mineral property, plant and equipment	(2,961)	(4,979)

Financing Activities
Common shares issued	161	10,246
Bank loan	-	3,000
Capital lease repayments	(270)	(189)
Restricted cash	46	(1,137)
	(63)	11,920

Net increase in cash and cash equivalents	393	7,416
Cash and cash equivalents - beginning of period	4,878	4,519
Cash and cash equivalents - end of period	$5,271	$11,935

Supplemental information:
Interest paid	$219	$1,316